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                                                                       Exhibit 2


                      For Seacoast Financial Services Corporation: James R. Rice
                                                          jrice1@compassbank.com
                                                                    508.984.6102

                                    For Home Port Bancorp, Inc.: John M. Sweeney
                                                           Jms@nantucketbank.com
                                                           ---------------------
                                                                    508.228.0580


FOR IMMEDIATE RELEASE

   SEACOAST FINANCIAL SERVICES CORPORATION TO ACQUIRE HOME PORT BANCORP, INC.

New Bedford, MA and Nantucket, MA, July 21, 2000 -- The Boards of Directors of Seacoast Financial Services Corporation (Nasdaq: SCFS) and Home Port Bancorp, Inc. (Nasdaq: HPBC) jointly announced today that they have signed a definitive agreement by which Seacoast will acquire all of the outstanding shares of Home Port in a cash transaction for $37.00 per share, for a total transaction value of approximately $68.5 million.

Seacoast and Home Port have completed their respective due diligence. The transaction, which has been unanimously approved by the Boards of Directors of Seacoast and Home Port is subject to Home Port shareholder and regulatory approval and is expected to close by the end of 2000. The transaction will be accounted for under the purchase method of accounting.

Home Port Bancorp, Inc., with assets of $328.5 million, is the holding company of Nantucket Bank, a three-branch savings bank on Nantucket Island, Massachusetts. Seacoast Financial Services Corporation, holding company for CompassBank for Savings, will keep Nantucket Bank operating as a separate subsidiary retaining its own name and charter. The present Board of Directors and management of Nantucket Bank will continue to oversee the operations of the Bank. As a result of Nantucket Bank's superior financial performance and community reputation, the staff of Nantucket Bank will remain in their current positions to insure the day to day operations of Nantucket Bank will not be changed. Additionally, one member of the Board of Nantucket Bank, an island resident, will be added to the Seacoast Board of Directors. There are no job eliminations expected as a result of this transaction.

Seacoast is a $2.3 billion holding company based in New Bedford, Massachusetts with significant operations in southeastern Massachusetts including Bristol and Plymouth counties, Cape Cod and on the island of Martha's Vineyard. The addition of Nantucket Bank, with its over 70% deposit market share on Nantucket, complements Seacoast's focus on the southeastern Massachusetts market.

Kevin Champagne, President and Chief Executive Officer of Seacoast Financial Services Corporation and CompassBank said, "We are delighted to be able to announce our acquisition agreement with Home Port. Seacoast clearly recognizes Nantucket Bank as a


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well-managed and profitable company. In addition, it possesses a unique and most desirable market franchise. We believe that by continuing its current operation as a subsidiary of Seacoast Financial we can best enhance the earnings and growth prospects for Seacoast shareholders."

Karl L. Meyer, Chairman and CEO of Home Port commented, "Our charter provides for special consideration of the impact on Nantucket Bank customers and employees and the local economy in the event Home Port is acquired. This transaction with Seacoast is a unique opportunity to both fulfill our fiduciary obligations to the Home Port shareholders as well as our special obligations to the community of Nantucket."

Seacoast expects that the transaction will be immediately accretive to both GAAP and cash earnings per share. The transaction will also be immediately accretive to Seacoast's return on equity. The only cost savings expected from the transaction are from the elimination of Home Port as the holding company for Nantucket Bank. Seacoast's one-time transaction costs associated with this acquisition will be approximately $3.2 million after-tax. Home Port has agreed to omit dividends for the remaining part of the year.

In connection with the execution of the definitive merger agreement, a reciprocal breakup fee of $3.5 million was negotiated. Also, Seacoast has been granted an option to purchase up to 19.9% of Home Port's outstanding common stock under certain circumstances.

A conference call on the acquisition announcement will be held Monday, July 24 at 10 a.m. eastern time. Contact James R. Rice at 508.984.6102 for details.

Seacoast Financial Services Corporation is headquartered in New Bedford, Massachusetts. CompassBank is a $2.3 billion state-chartered bank serving Southeastern Massachusetts through a network of 37 offices and 39 branches and remote ATMs and ranks as the second largest Massachusetts-based savings bank and the largest publicly owned savings bank in Massachusetts. The Bank provides a wide array of financial services including consumer banking, mortgage lending, commercial lending, consumer finance and alternative investments to retail and business customers.

         This document does not constitute an offer to purchase any securities. Before making any decision with respect to the proposed acquisition, Home Port shareholders will be provided with a proxy statement describing the transaction, and matters related thereto. All such stockholders should read the proxy statement before making any investment decision.

THE STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE FORWARD-LOOKING ARE BASED ON CURRENT EXPECTATIONS THAT ARE SUBJECT TO A NUMBER OF UNCERTAINTIES AND RISKS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:
- THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE PROPOSED ACQUISITION TRANSACTION WILL NOT BE FULLY REALIZED;

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-    THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE PROPOSED
     ACQUISITION WILL BE GREATER THAN EXPECTED;
- OTHER RISK FACTORS AS MAY BE DETAILED FROM TIME-TO-TIME IN OUR PUBLIC ANNOUNCEMENTS AND FILINGS WITH THE SEC, INCLUDING OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.

     IN ADDITION, NOTHING IN THE PRESS RELEASE SHOULD BE VIEWED AS AN UPDATE OR COMMENT ON EARLIER FORWARD-LOOKING STATEMENTS PROVIDED BY SEACOAST FINANCIAL SERVICES CORPORATION. BECAUSE ACTUAL RESULTS, PERFORMANCE OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS, SEACOAST WILL NOT UPDATE SUCH STATEMENTS OVER THE COURSE OF THE FUTURE PERIODS.